Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2007

(millions of dollars)
Earnings, as defined:
Net income	$555
Income taxes	133
Fixed charges included in the determination of net income, as below	369
Amortization of capitalized interest	6
Distributed income of equity method investees	112
Less: Equity in earnings of equity method investees	31

Total earnings, as defined	$1,144

Fixed charges, as defined:
Interest charges	$358
Rental interest factor	11

Fixed charges included in the determination of net income	369
Capitalized interest	24

Total fixed charges, as defined	$393

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.91

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.